Richard A. Kline 650.752.3139 rkline@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

March 24, 2014

Mark P. Shuman

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Opower, Inc.

Registration Statement on Form S-1

Filed March 3, 2014

File No. 333-194264

Dear Mr. Shuman:

This letter is submitted on behalf of Opower, Inc. (the “Company” or “Opower”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on March 3, 2014 (the “Registration Statement”), as set forth in your letter dated March 18, 2014 addressed to Daniel Yates, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (“Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comment.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Unless otherwise indicated, page references in the recitation of the Staff’s comment refer to the Registration Statement, and page references in the response refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

Risk Factors

Risks Related to Our Business

We have identified a material weakness…, page 27

1.	This caption and the related paragraph commingle two separate risk factors. In this regard, we note that the caption and the second and third paragraphs on page 28 relate to the specific material weaknesses identified during the review of your 2013 audited financial statements whereas the remaining paragraphs relate to the general risk that an emerging growth company will not be required to conduct or provide management’s views on the effectiveness of internal controls over financial reporting until the second annual report filed with the SEC. Please revise to separately caption and describe these distinct risks.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 27 and 28 of the Amended Registration Statement to separately caption and describe these risks.

[Signature Page Follows]

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Jeff Kauten, Securities and Exchange Commission

Stephen Kirkorian, Securities and Exchange Commission

Tamara Tangen, Securities and Exchange Commission

Daniel Yates, Opower, Inc.

Michael Sachse, Opower, Inc.

Anthony McCusker, Goodwin Procter LLP

Joseph Theis, Goodwin Procter LLP

Jim Palumbo, PricewaterhouseCoopers, LLP

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, P.C.

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